FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month November 2004

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -              .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release dated November 1, 2004 regarding acquisition of Tyco’s Global Network of Submarine Cables

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Amitabh A. Khanna
Name:	Amitabh A. Khanna
Title :	Chief Financial Officer

Date: November 1, 2004

EXHIBIT -1

Rishabh Nath Aditya

Assistant Company Secretary

HQ/CS/CL.24B/11081

1 November 2004

Sir,

Sub:	Press Release

Please find sent herewith a Press Release captioned “VSNL TO ACQUIRE TYCO’S GLOBAL NETWORK OF SUBMARINE CABLES” which is being issued today.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Asst. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 2722061, 2721072.

2)	Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, Fax No.(33)2202514/2283724.

3)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 6598237/38.

4)	National Securities Depository Ltd. Fax Nos. : 497 29 93.

5)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.204 49 42.

6)	Sharepro Services. Fax No. 2837 5646

7)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

8)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

9)	Mr. Harish Abhichandani,, DGM (F) for SEC filing requirements, Fax 1105

VIDESH SANCHAR NIGAM LIMITED

Lokmanya Videsh Sanchar Bhavan, Kashinath Dhuru Marg, Prabhadevi, Mumbai – 400 028,

India. Board : +91-22- 56578765

Regd. Office : Videsh Sanchar Bhavan, M.G. Road, Mumbai – 400 001

Direct : +91-22-56591965 Fax: +91 22 56591962 e-mail : rishabh.aditya@vsnl.co.in

MEDIA CONTACT:

Mr. Gaurav Wahi
Vaishnavi Corporate Communications
Tel: 91-22-56568787
Mobile: +91 9821416950
E-mail: gaurav@vccpl.com

VSNL TO ACQUIRE TYCO’S GLOBAL NETWORK

OF SUBMARINE CABLES

Acquisition Will Aid VSNL’s Strategy To Be A One-Stop

Telecommunications Provider For Global Businesses

MUMBAI (November 1, 2004) Videsh Sanchar Nigam Limited (VSNL), India’s leading provider of international telecommunications and Internet services, today announced that the company has agreed to acquire Tyco Global Network, one of the world’s most advanced and extensive submarine cable systems for $130 million. The acquisition, which remains subject to government approval in the United States, India and other countries, would give VSNL control over a network that spans 60,000 kilometers (37,208 miles) and three continents.

“The agreement is a major step forward in our ongoing drive to offer our enterprise and carrier customers seamless, end-to-end telecommunications solutions that circle the globe,” said Mr. N Srinath, Director of Operations, VSNL. “This agreement, coupled with the submarine cable we plan to launch shortly connecting India with Singapore, will give customers a new choice in global data services. Furthermore, the timing of this transaction is well suited to our international expansion plans.”

VSNL is part of the Rs 61,000 crores Tata Group, which recently listed Tata Consultancy Services (TCS) on the Bombay Stock Exchange. The TCS listing was the largest initial public offering by a private sector corporate in Indian history. VSNL intends to leverage the IT strengths of the Tata Group in providing services to large enterprises across the world.

“This agreement will allow us to provide our enterprise and carrier clients worldwide with customized and robust connectivity solutions under one trusted global brand,” said Mr. Vinod Kumar, Executive Director, VSNL’s International Business Group.

The agreement with Tyco follows notice from the Federal Communications Commission (FCC), of USA that VSNL America, Inc. was granted section 214 authority to provide international telecommunications services from the United States. VSNL America, Inc. is.VSNL’s US subsidiary.

About VSNL

Videsh Sanchar Nigam Limited (VSNL) is India’s leading provider of International Telecommunications and Internet Services and the first telecom service provider in the world to get the prestigious TL 9000 certification. As the country’s leader in International Long Distance services and with a strong pan-India National Long Distance presence, VSNL is the leader in the Corporate Data Market in India today with a strong service offering covering Private Leased Circuits, Internet Leased Lines, Frame relay, ATM and MPLS based IP-VPN services. With established relations with over 80 carriers across the globe, VSNL today has a strong infrastructure base that covers multiple gateways, earth stations and submarine cable systems.

VSNL is now rapidly growing its retail and corporate presence under the Tata Indicom brand through its products like high speed broadband, dial-up Internet, net telephony and calling cards, and has an Internet subscriber base of over 750,000 subscribers. The Company is consolidating its presence in the Internet space with an increased focus on the Retail Broadband business.

VSNL also offers a host of other value added services that include Television / Video uplinking, Program Transmission Services, Frame Relay Services and Inmarsat Services.

VSNL is expanding its global presence and has recently set up operations in the United States of America, Singapore, Europe and Sri Lanka. Its existing international connectivity capabilities, both undersea as well as satellite, offer the greatest diversity in India, which is critical for all customer segments, encompassing wholesale, corporate and retail. VSNL is listed across all the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.com)

# # #

Forward-looking and cautionary statements:

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.